UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Africa Eats SPC

Legal status of issuer

Form
Other

Jurisdiction of Incorporation/Organization
Washington

Date of organization
November 12, 2021

Physical address of issuer
721 Winslow Way E, #11548, Bainbridge Island, WA 98110

Website of issuer
https://www.africaeats.com/

Name of co-issuer
Africa Eats I

Legal status of co-issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization

Delaware

Date of organization
January 21, 2022

Physical address of co-issuer
4104 24th Street, San Francisco, CA 94114

Website of co-issuer
https://wefunder.com/

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$4,651.00	$0.00
Net Income	-$74,862.45	$0.00

September 7, 2023

FORM C-AR

Africa Eats SPC



      This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Africa Eats SPC, a Washington Other (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.africaeats.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is September 7, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

      Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Africa Eats SPC (the "Company") is a Washington Other, formed on November 12, 2021.

The Company is located at 721 Winslow Way E, #11548, Bainbridge Island, WA 98110.

The Company's website is https://www.africaeats.com/.

The information available on or through our website is not a part of this Form C-AR.

Africa Eats I (the "Co-Issuer") is a Delaware Limited Liability Company, formed on January 21, 2022.

The Co-Issuer is located at 4104 24th Street, San Francisco, CA 94114 .

The Co-Issuer's website is https://wefunder.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Africa Eats is a multi-national organization currently organized and operated as two corporations with overlapping management teams. The investment arm of the company is Africa Eats Ltd., incorporated in Mauritius. It focuses on investing in the portfolio companies and operating a selection of investment-centric services that help those companies grow. Africa Eats SPC is a social purpose corporation incorporated in Washington State. It will operate savings, credit, foreign exchange mitigation and other services that do not require investments in the portfolio companies and which benefit from access to the U.S. banking system and financial markets. Arica Eats SPC helps companies grow. Specifically, a few dozen companies in Africa, all run by native Africans, all building the food supply chain to feed Africa, collectively working with tens of thousands of farmers who they then pull out of poverty. We do all this as a for-profit company, ultimately earning money for our investors while solving these critical problems. Within five years Africa Eats SPC expects to be a public company, likely working with dozens more companies and hundreds of thousands more farmers who by then are living middle class lives instead of living as subsistence farmers as they do today. These projections cannot be guaranteed. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

RISK FACTORS

Risks Related to the Company's Business and Industry

A crowdfunding investment involves risk.
You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved.
These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.
S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Africa Operating companies in Africa adds additional risks not found in the United States, including political instability, the use of minor currencies, additional diseases, and lack of financial and physical infrastructure.

Africa Eats' mitigation is diversity, operating in 10 countries, and specifically in countries with historic stability.

The Company may fail.
In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Agriculture.
Underlying all of the portfolio companies is agriculture, growing food and animals and with that, all the risks of weather and markets that make outputs and prices unpredictable.

Africa Eats' mitigation is again diversity, with operations across a giant continent to avoid a single drought or flood affecting the whole portfolio and by choosing companies selling a multitude of products.

Growth.
The portfolio companies have a history of growth, but that does not guarantee a future of growth.

Africa Eats' portfolio primarily focuses on staple foods, not luxury foods.
With the growing middle class in Africa and the growing population, demand should rise no matter the global economic situation.

Currencies.
Africa Eats' portfolio companies earn revenues in a dozen different currencies, most of them "minor" currencies that can not be easily hedged against the U.S. dollar.

Africa Eats itself does all its business in U.S. dollars. The currency risks are taken directly by the portfolio companies, not Africa Eats, but if a currency devalues and a company can not repay a loan or lease payment, that risk is then felt by Africa Eats.

Funding.
There is no guarantee of future funding into Africa Eats.

Nearly all of the portfolio companies are profitable, and thus their survival is not predicated on Africa Eats raising money, but their growth would be slower without Africa Eats' support.

Our future success depends on the efforts of a small management team.
The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Africa Eats is a multi-national organization currently organized and operated as two corporations with overlapping management teams. The investment arm of the company is Africa Eats Ltd., incorporated in Mauritius. It focuses on investing in the portfolio companies and operating a selection of investment-centric services that help those companies grow. Africa Eats SPC is a social purpose corporation incorporated in Washington State. It will operate savings, credit, foreign exchange mitigation and other services that do not require investments in the portfolio companies and which benefit from access to the U.S. banking system and financial markets. Arica Eats SPC helps companies grow. Specifically, a few dozen companies in Africa, all run by native Africans, all building the food supply chain to feed Africa, collectively working with tens of thousands of farmers who they then pull out of poverty. We do all this as a for-profit company, ultimately earning money for our investors while solving these critical problems. Within five years Africa Eats SPC expects to be a public company, likely working with dozens more companies and hundreds of thousands more farmers who by then are living middle class lives instead of living as subsistence farmers as they do today. These projections cannot be guaranteed. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Business Plan - The Company

The first two services to be launched are a shared savings and credit facility and a service that acts like a mutual insurance pool. The amount of revenues generated by those services in 2022 will depend on the scale of adoption by the portfolio companies. Revenues are likely in the scale of just tens of thousands of dollars, but Africa Eats SPC has little overhead and thus should be profitable within half of year of the start of those services, roughly 03 2022. Africa Eats SPC expects to incur approximately $38k in expenses during the first 6 months of 2022. The company is not yet profitable. It is more a matter of time to reach profitability than the scale of fundraising. The capital raised will go to help the portfolio companies grow their revenues and the more they do that, the more cash they'll want to put toward the services being operated by Africa Eats. Africa Eats Ltd. is the parent company of this multi-national corporation. That organization has raised millions of dollars of capital to-date and will be raising more. Between all the fundraising the whole multi-national is expected to reach cashflow break-even by the end of 2022.

Business Plan - The Co-Issuer

Africa Eats I (the "Co-Issuer") was formed by or on behalf of the Company on Delaware in Delaware and is operated as a "crowdfunding vehicle" pursuant to an exemption from the IC Act provided in IC Act Rule 3a-9. The Co-Issuer was formed for the sole purpose of directly acquiring, holding, and disposing of the Company's in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act.

In compliance with the Securities Act and IC Act, the Co-Issuer's organizational documents and agreements with the Company specify or contemplate that the Co-Issuer:

- Does not borrow money and is only permitted to use the proceeds from the sale of to purchase the Company's ;
- Will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act;
- Has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, will receive no other compensation, and any compensation paid to any person operating the Co-Issuer will be paid solely by the Company;
- Will maintain the same fiscal year-end as the Company;
- Will maintain a one-to-one relationship between the number, denomination, type and rights of it owns and the number, denomination, type and rights of its securities outstanding;
- Will seek instructions from the holders of with regard to:
  - If contemplated by the terms of the , the voting of the it holds, noting that is will only vote the in accordance with such instructions; and
  - Participating in tender or exchange offers or similar transactions conducted by the Company, noting that it will only participate in such transactions in accordance with such instructions;
- Has received and will, in the future, otherwise provide when received from the Company all disclosures and other information required under Regulation Crowdfunding;
- Will promptly provide disclosures and other information received by the Company to the investors and potential investors in the and to the relevant intermediary; and
- Will provide to each investor the right to direct the Co-Issuer to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and will provide to each investor any information that it receives from the Company as a shareholder of record of the Company.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market

Competition

The Company's primary competitors are Business consultants, business accelerators, and entrepreneurship training programs.

Business consultants, business accelerators, and entrepreneurship training programs

Supply Chain and Customer Base

East Africa Fruit is the largest fruit and vegetable aggregator in Tanzania, working with thousands of smallholder farmers, selling to thousands of formal and informal retailers. The oldest and largest company in this portfolio. TANZANIA

Agro Supply sells farm inputs to Ugandan farmers with a unique "investing in agriculture meets lay-a-way" business model, ensuring farmers can afford to plant the next season's crop. UGANDA

Chicken Basket is a two-stop-shop for poultry farmers in Western Kenya, providing chicks, feed, medicines and a market for their chickens, and a network of poultry butcher shops and restaurants for consumers in and around Kisumu. KENYA

Rogathe Dairy is the largest producer of fortified milk in Tanzania, aggregating from farmers, selling to schools and hospitals. Swahili Honey teaches smallholder farmers how to be beekeepers, sells hives, aggregates and distributes honey in Tanzania and into Kenya. TANZANIA

Paniel Meat Processing produces sausage and other meat products in Rwanda, aiming to provide affordable protein to everyone in the country and region. RWANDA TRUK

Rwanda provides trucking, cold storage, and other logistics services to food/ag companies in Rwanda and neighboring countries. RWANDA

Amuria Honey produces honey, beeswax, and bee venom in the Amuria District. UGANDA

Boka Eats manufactures and sells animal feeds for smallholder farmers in the mountainous region of Kisii, Kenya, and manufacturing banana flour too. Run by a group of five women. KENYA

Goldenpot is a one-stop-shop for rural women farmers in Tanzania, selling inputs, aggregating outputs, plus processing and distribution. TANZANIA

Geossy is rebuilding the fish industry in Uganda through fish farming after the Lake Victoria fishery was decimated. Bootstrapped and profitable, with an opportunity to grow 1,000x in scale. UGANDA

Green Charcoal Uganda turns palm kernel husks, coffee husks and other ag waste into briquettes to replace charcoal and firewood in Uganda. UGANDA

Golden Cat is an aggregator, processor, and exporter of beans and peppers from Rwanda. The company buys all A-1 produce from smallholder farmers, leaves the rest for them to sell domestically. RWANDA

Kalahari Honey helps protect the wildlife, using bees to keep elephants off the farms while aggregating and distributing their honey. Exporting across Southern Africa. BOTSWANA

Obamastove is the only at-scale artisanal cookstove manufacturer in the world, profitably built and sold over 400,000 stoves in Ethiopia, with exports into neighboring countries. ETHIOPIA

OBRI Tanzania produces and distributes sunflower cooking oil in Tanzania, working with hundreds of women farmers, offsetting millions of dollars in imports. TANZANIA

Papoli Farmers Association is a community company of smallholder farmers collectively growing and distributing turkeys. UGANDA

Tilaa aggregates and sells honey in Northern Ghana and has planted tens of thousands of cashew trees to feed the bees and double revenues. GHANA

Ziweto Enterprise operates wholesale and retail agrovet shops, selling animal medicines and veterinarian services in Malawi. Agromyx eliminates post-harvest losses by turning fruits, vegetables, and grains into powder, turning perishable foods into shelf stable healthy products. GHANA

Honey Products Malawi sells beekeeping equipment and aggregates honey from smallholder farmers. Working with 100 farmers. MALAWI

Zamgoat buys goats from smallholder farmers, slaughters and sells goat meat and sausages to middle class Zambians in Lusaka. ZAMBIA

Livestock Bank gives animals, feed, and vet care to farmers in exchange for their labor. Thousands of animals on hundreds of farms. Merged into Paniel Meat Processing in 2022. RWANDA

Intellectual Property

The Company is dependent on the following intellectual property:

Governmental/Regulatory Approval and Compliance

n/a

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company. There are no existing legal suits pending, or to the Co-Issuer's knowledge, threatened, against the Co-Issuer.

Other

The Company's principal address is 721 Winslow Way E, #11548, Bainbridge Island, WA 98110

The Company has the following additional addresses:

The Company conducts business in USA, Africa.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors of the Company

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Michael Libes

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, Manager, President - 2021

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Education

Name

Jumaane Tafawa

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Secretary, Vice President, Manager - 2021

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Education

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Michael Libes

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, Manager, President - 2021

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Education

Name

Jumaane Tafawa

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Secretary, Vice President, Manager - 2021

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Education

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Washington law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has 1 employees in Washington.

Directors of the Co-Issuer

The directors or managers of the Co-Issuer are listed below along with all positions and offices held at the Co-Issuer and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Officers of the Co-Issuer

The officers of the Co-Issuer are listed below along with all positions and offices held at the Co-Issuer and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Indemnification

Indemnification is authorized by the Co-Issuer to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Co-Issuer

CAPITALIZATION AND OWNERSHIP

Capitalization of the Company

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	200,000
Voting Rights	There are voting rights.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents. To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted. Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Type of security	Preferred Stock
Amount outstanding	607,100
Voting Rights	There are voting rights.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents. To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted. Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Preferred Stock	127,100	$127,100.00	Working capital and general corporate purposes.	March 1, 2022	Regulation CF
Preferred Stock	320,000	$400,000.00	General Operations	August 1, 2022	Regulation D
Preferred Stock	80,000	$100,000.00	General Operations	February 1, 2023	Regulation D

Ownership of the Company

A majority of the Company is owned by a few people. Those people are Jumaane Tafawa and Michael Libes.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Jumaane Tafawa	50.0%
Michael Libes	50.0%

Capitalization of the Co-Issuer

The Co-Issuer has issued the following outstanding Securities:

The Co-Issuer has the following debt outstanding:

The Co-Issuer has not conducted any offerings, exempt or not, in the past 3 years.

Ownership of the Co-Issuer

Below the beneficial owners of 20% percent or more of the Co-Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax

Operations

Africa Eats SPC was incorporated in the State of Washington in November 2021. Since then, we have: Your investment will literally feed Africa, not as charity but by building the food supply chain That food is grown by "smallholder" farmers, growing their incomes 50%-500%, ending their poverty Aggregate revenues across the portfolio of $9.8 million in 2020, growing 61% YoY since 2014 Fast growth through services to homegrown African startups who know their markets Africa Eats filling in the gaps, helping these companies grow to be big, national scale companies

The plan for the next 12 months is to launch a variety of fee-based services that help grow and strengthen African SPCs. Fees sufficient to cover the costs of operating the company.

Liquidity and Capital Resources

On March 1, 2022, the Company conducted an offering pursuant to Regulation CF and raised $127,100.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Issuers may engage in transactions with related persons. Related persons are defined as any director or officer of the Company or the Co-Issuer, as applicable; any person who is the beneficial owner of 10 percent or more of the outstanding voting equity securitiesof the Company or the Co-Issuer, as applicable,, calculated on the basis of voting power; any promoter of the Company or the Co-Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The purchase of the Company's by the Co-Issuer in order to secure the Investor's indirect interest in the Company through the purchase by Investor's of the may be deemed to be a related party transaction by and among the Issuers of the Securities contemplated by this Offering.

In addition to the contemplated Offering, the Issuers have the following transactions with related persons:

None.

None.

Conflicts of Interest

To the best of our knowledge the Issuers have not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Companyor the Co-Issuer, their operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Michael Libes
(Signature)

Michael Libes
(Name)

Manager
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/
(Signature)

(Name)

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Michael Libes
_____
(Signature)

Michael Libes
_____
(Name)

CEO, Manager, President
_____
(Title)

_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements of Company and Co-Issuer

EXHIBIT A

Financial Statements of Company and Co-Issuer

AFRICA EATS SPC - P&L

Type	Description	2022	2023
		Jan-2022	Jan-2023
		Dec-2022	Feb-2023
Income		**$0.00**	**$0.00**
PEOPLE	Salaries & Overhead	$60,049.15	$5,000.00
LEGAL	Legal Expenses	$635.00	$0.00
OPS	Operations	$2,324.30	$49.15
MKT	Marketing	$51.19	$0.00
BANK	Bank Fees	$225.00	$60.00
CF-FEE	Crowfunding fee	$9,332.50	$0.00
TRAVEL	Travel	$2,245.31	$0.00
MISC	Miscellaneous	$0.00	$0.00
Expenses		**$74,862.45**	**$5,109.15**
Net	Net Income	**($74,862.45)**	**($5,109.15)**
TAX	Tax	$4,651.00	$465.75
CROWD	Inbound crowdfunding	$127,100.00	$0.00
INVESTOR	Inbound accredited	$400,000.00	$100,000.00
Investors	New capital from investors	**$527,100.00**	**$100,000.00**